FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of Issuer:

Hiber Technologies Inc. d/b/a HiberTec Homes

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    February 11, 2020

Physical Address of Issuer:

9696 Culver Blvd. Suite 301, Culver City, CA 90232

Website of Issuer:

hibertec.com

Current Number of Employees:

0

Reason for Termination of Reports:

The Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Hiber Technologies Inc. d/b/a HiberTec Homes

_____

(Issuer)

By:

/s/   Gregory Holden Forrest

(Signature)

Gregory Holden Forrest

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Gregory Holden Forrest

(Signature)

Gregory Holden Forrest

(Name)

Chief Executive Officer and Sole Director

(Title)

April 30, 2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.